February 15, 2019

Jennifer L. Good
President and Chief Executive Officer
Trevi Therapeutics, Inc.
195 Church Street, 14th Floor
New Haven, CT 06510

       Re: Trevi Therapeutics, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 21, 2018
           CIK No. 0001563880

Dear Ms. Good:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on December 21,
2018

Prospectus Summary
Overview, page 1

1. We note your response to comment 1 and continue to believe it is inappropriate for you to characterize your ongoing Phase 2b/3 PRISM trial as "pivotal" given that an additional
       Phase 3 trial is necessary for regulators to approve and label your candidate. Please revise your disclosure here and throughout your registration statement accordingly.
 Jennifer L. Good
Trevi Therapeutics, Inc.
February 15, 2019
Page 2
Our Strengths, page 3

2. We note your responses to comments 3 and 14. Please expand your disclosure to make it clear that trial data for your lead indication prurigo nodularis is limited due to the limited number of patients who completed treatment in your Phase 2 trial. Additionally, please remove the reference on page 4 to nalbuphine ER as having a "favorable safety profile."
Risk Factors
Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum...., page 63

3.     We note your response to comment 9, which we reissue. We note that
Section 16 of the
       Exchange Act permits claims thereunder to be brought as derivative actions. Therefore, please amend your proposed organizational documents so that it is clear that your forum selection provisions do not apply to claims arising under the Exchange
Act.
Business
Prurigo Nodularis Program
Phase 2 Clinical Trial
Safety Results, page 104

4. We note your response to comment 15 and we continue to believe that disclosure of all reported serious adverse events (SAEs) is appropriate. Please expand your disclosure to state all SAEs irrespective of the investigators' determination. We will not object to statements that place disclosure of SAEs in appropriate context.
       You may contact Keira Nakada at 202-551-3659 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                               Sincerely,
FirstName LastNameJennifer L. Good
                                                               Division of
Corporation Finance
Comapany NameTrevi Therapeutics, Inc.
                                                               Office of
Healthcare & Insurance
February 15, 2019 Page 2
cc:       Stuart M. Falber, Esq.
FirstName LastName